UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-15831

MERRIMAN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

250 Montgomery Street, 16th Floor,

San Francisco, California  94104

(Address of Principal Executive Offices)  (Zip Code)

Registrant's telephone number, including area code (415) 248-5600

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   270

Pursuant to the requirements of the Securities Exchange Act of 1934, Merriman Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 30, 2016	By:	/s/ D. JONATHAN MERRIMAN
D. Jonathan Merriman
Chief Executive Officer